SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagleford Energy Inc. Audited Consolidated Financial Statements for the years ended August 31, 2009, 2008 and 2007 as filed on SEDAR on December 31, 2009.

2.           Eagleford Energy Inc. Management’s Discussion and Analysis of Financial Condition and Operating Results for the year ended August 31, 2009 as filed on SEDAR on December 31, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 4, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
	Name:	Sandra Hall
	Title:	President

2

ITEM 1
Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Financial Statements
For the years ended August 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

Contents

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

AUDITORS’ REPORT

To the Shareholders of
Eagleford Energy Inc.

We have audited the consolidated balance sheets of Eagleford Energy Inc. (the “Company”) as at August 31, 2009 and 2008 and the related consolidated statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three year period ended August 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance, about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
December 18, 2009	Licensed Public Accountant

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated December 18, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
December 18, 2009	Licensed Public Accountant

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

August 31	2009	2008

Assets
Current
Cash and cash equivalents	$172,905	$202,726
Marketable securities (Note 6)	1	1
Other receivables	20,421	5,311
	193,327	208,038

Oil and gas interests (Note 7)	407,000	448

	$600,327	$208,486

Liabilities and Shareholders’ Equity (Deficiency)
Current
Accounts payable (Note 10)	$152,984	$71,672
Income taxes payable (Note 15)	10,215	-
Loans payable (Note 11)	167,500	230,000
	330,699	301,672
Long term
Asset retirement obligations (Note 8)	3,634	-
	334,333	301,672
Shareholders’ Equity (Deficiency)
Share capital (Note 9)	825,386	467,604
Warrants (Note 9)	431,134	100,875
Contributed Surplus (Note 9)	38,000	38,000
Deficit	(1,028,526)	(699,665)
	265,994	(93,186)

	$600,327	$208,486
Going concern (Note 1)
Related Party Transactions and Balances (Note 10)

On behalf of the Board:

(signed) “Sandra J. Hall” Director

(signed) “Milton Klyman” Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended August 31	2009	2008	2007

Oil and Gas Operations
Revenue	$56,199	$292	$637

Operating Costs	83,187	-	-
Depletion	26,638	24	96
	109,825	24	96

Income (loss) from oil and gas operations	(53,626)	268	541

Expenses
Management fees (Note 10)	18,000	12,000	12,000
Office and general	5,150	253	195
Professional fees	106,770	26,608	16,973
Transfer and registrar costs	24,965	4,486	2,085
Head office services	16,125	14,625	13,884
Expense recovery	-	(7,718)	(5,274)
Write down of oil and gas interests	105,805	528	828
	276,815	50,782	40,691

Operating loss for the year	(330,441)	(50,514)	(40,150)
Other item
Interest	1,580	-	205

Net loss and comprehensive loss for the year	(328,861)	(50,514)	(39,945)

Deficit, beginning of year	(699,665)	(649,151)	(609,206)

Deficit end of year	$(1,028,526)	$(699,665)	$(649,151)

Loss per share, basic and diluted	$(0.019)	$(0.006)	$(0.006)

Weighted average shares outstanding	17,646,295	7,955,482	6,396,739

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

For the years ended August 31, 2009 and 2008

	SHARE CAPITAL		WARRANTS		CONTRIBUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance, August 31, 2007	6,396,739	$166,291				$(649,151)	$(482,860)
Private placement	2,575,000	151,313	2,575,000	$100,875
Debt conversion	1,500,000	150,000
Forgiveness of debt, related party					$38,000
Net loss for the year						(50,514)
Balance August 31, 2008	10,471,739	467,604	2,575,000	100,875	38,000	(699,665)	(93,186)
Private placement	2,600,000	67,600	2,600,000	62,400
Private placement	1,000,256	26,007	1,000,256	24,006
Issuance of units on acquisition of 1354166 Alberta Ltd.	8,910,564	231,675	8,910,564	213,853
Debt settlement	1,250,000	32,500	1,250,000	30,000
Net loss for the year						(328,861)
Balance August 31, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	$(1,028,526)	$265,994

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended August 31	2009	2008	2007

Cash provided by (used in)

Operating activities
Net loss for the year	$(328,861)	$(50,514)	$(39,945)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depletion and accretion	26,768	24	96
Write-down of oil and gas interests	105,805	528	828
Changes in non-cash working capital balances:
Other receivables	(9,297)	2,482	(2,640)
Accounts payable	33,252	(2,934)	41,393
	(172,333)	(50,414)	(268)
Investing activities
Oil and gas interests	(10,000)	-	-
Cash and cash equivalents acquired on
acquisition of 1354166 Alberta Ltd.	90,499	-	-
	80,499	-	-
Financing activities
Proceeds from private placements, net	180,013	252,188	-
Repayment to note holders pursuant to
acquisition of 1354166 Alberta Ltd.	(118,000)	-	-
	62,013	252,188	-

Increase (decrease) in cash for the year	(29,821)	201,774	(268)

Cash, beginning of year	202,726	952	1,220

Cash, end of year	$172,905	$202,726	$952

Non-cash transactions
Acquisition of subsidiary	$445,528	-	-
Issuance of units on acquisition of subsidiary	$(445,528)	-	-
Shares issued to settle debt	$62,500	$150,000	-
Forgiveness of debt	-	$38,000	-

Cash consists of:
Cash	$72,392	$202,726	$952
Cash equivalents	100,513	-	-
	$172,905	$202,726	$952

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

1.	Nature of Business

The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2009, the Company had a working capital deficiency of $137,372 and an accumulated deficit of $1,028,526. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

These consolidated financial statements of Eagleford Energy Inc. have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of our consolidated financial statements in accordance with US GAAP have resulted in differences to the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit from the consolidated financial statements prepared using Canadian GAAP (see Note 16).

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford Energy Inc.("Eagleford or the “Company"), the legal parent, together with its wholly-owned subsidiaries, 1406768 Ontario Ltd. and 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2009 was $1 (2008 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At August 31, 2009 the Company recorded an impairment of $105,805 (2008 - $528).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

3.	Change in Accounting Policy and Future Accounting Changes

(a) Accounting Changes

During 2007, the Company adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(b) Comprehensive Income (Loss) and Deficit

During 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

(c) Financial Instruments

During 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in the Company’s Consolidated Balance Sheets and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on the Company’s consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section.  The Company has designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

(d) Hedges

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(e) Financial Instruments – Disclosures and Presentation

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 13).

(f) Capital Disclosures

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 14).

(g) Inventories

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•     Measurement of inventories at the lower of cost and net realizable value
•     Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•     Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

This new standard did not have an impact on the Company’s financial statements.

(h) Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(h)	Future Accounting Changes (cont’d)

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on the Company’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

4.	Business Combination

On February 27, 2009, Eagleford acquired the issued and outstanding shares of 1354166 for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.  The acquisition was accounted for using the purchase method of accounting where the Company is identified as the acquirer. The purchase price allocation to the fair values of the assets and liabilities acquired is estimated as at February 27, 2009 as follows:

(i) Consideration:
Issuance of 8,910,564 Eugenic units at $0.05 per unit	$445,528
Transaction costs	10,000
Total consideration	$455,528

Allocated to:
Oil and gas interests	538,995
Notes payable and working capital deficit	(79,963)
Asset retirement obligation	(3,504)
Net assets acquired	$455,528

Incurred transaction costs:
Financial advisory, legal and other expenses	$10,000

The above purchase price allocation has been determined from information available to the management of Eagleford Energy Inc. The allocation of the purchase price to the assets and liabilities of 1354166 Alberta Ltd. have been obtained and the final fair values of the assets and liabilities have been determined. The results of operations from this acquisition are included effective February 27, 2009.

5.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

6.	Marketable Securities
	2009	2008
Investments in quoted companies
(market value $1 (2008 - $1))	$1	$1

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

7.	Oil and Gas Interests
	2009	2008
Net book value at September 1	$448	$1,000
Acquisition of 1354166 Alberta Ltd.	538,995	-
Depletion	(26,638)	(24)
Write down of oil and gas interests	(105,805)	(528)
	$407,000	$448

The Company’s has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

The Company performed a ceiling test calculation at August 31, 2009 using forecast prices and costs to assess the potential impairment of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2009	71.47	77.61	73.73	3.65	79.48	54.95	2.0	0.90
2010	77.03	83.76	78.74	5.50	85.78	62.43	2.0	0.90
2011	80.20	87.27	80.28	6.44	89.37	65.04	2.0	0.90
2012	84.62	89.62	81.55	6.78	91.78	66.80	2.0	0.925
2013	92.01	94.97	85.48	7.50	97.27	70.79	2.0	0.950
2014 and thereafter escalated at 2%

At August 31, 2009 the Company recorded an impairment of $105,805 (2008 - $528).

8.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at August 31, 2009 was approximately $8,840, which will be incurred between 2009 and 2026 (2008 – Nil). A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

	2009	2008
Balance, beginning of period	$-	$-
Liabilities assumed on acquisition of 1354166 Alberta Ltd	3,504	-
Accretion expense	130	-
Balance, August 31, 2009	$3,634	$-

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:
Common Shares	Number	Amount
Balance at August 31, 2007	6,396,739	$166,291
April 14, 2008, private placement (note a)	2,575,000	151,313
April 14, 2008 debt conversion (note b)	1,500,000	150,000
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note c)	2,600,000	67,600
February 25, 2009 private placement (note d)	1,000,256	26,007
February 27, 2009 acquisition (note e)	8,910,564	231,675
February 27, 2009 debt settlement (note f)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	$825,386

(a)
On April 14, 2008 the Company completed a non-brokered private placement of 2,575,000 units at a purchase price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until April 14, 2011, to purchase one common share at a purchase price of $0.20 per share.

(b)	On April 14, 2008 the Company entered into agreements to convert debt in the amount of $150,000 through the issuance of 1,500,000 shares at an attributed value of $0.10 per share. (see Note 10).

(c)
On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

(d)
On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

(e)
On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus (cont’d)

(f)
On February 27, 2009, the Company entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Warrants	Number	Exercise Price	Expiry Date	Amount
Balance at August 31, 2007	Nil	Nil	Nil
April 14, 2008, private placement (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
February 5, 2009 private placement (note c)	2,600,000	$0.07	February 5, 2014	62,400
February 25, 2009 private placement (note d)	1,000,256	$0.07	February 25, 2014	24,006
February 27, 2009 acquisition (note e)	8,910,564	$0.07	February 27, 2014	213,853
February 27, 2009 debt settlement (note f)	1,250,000	$0.07	February 27, 2014	30,000
Balance at August 31, 2009	16,335,820			$431,134

The fair value of the warrants issued during the year ended August 31, 2009 and 2008 were estimated using the Black-Scholes pricing model, using the following assumptions:

	2009	2008
Fair value per warrant	$0.05	$0.06
Risk-free interest rate	3%	3%
Expected volatility	170%	129%
Expected life (years)	4	3

Weighted Average Shares Outstanding	2009	2008	2007
Weighted average shares outstanding, basic	17,646,295	7,955,482	6,396,739
Dilutive effect of warrants	9,749,557	1,009,467	-
Weighted average shares outstanding, diluted	27,395,852	8,964,949	6,396,739

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

9.	Share Capital and Contributed Surplus (cont’d)

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

10.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	2009	2008	2007
Management fees to the President and Director of the Company	$18,000	$12,000	$12,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	2009	2008	2007
Management fees to the President and Director of the Company	$14,700	$6,000	$82,000

Beginning May 1, 2009 the Company increased the management fee from $1,000 to $2,500 per month to the President of the Company.

On February 5, 2009, a corporation in which the Company’s President has voting and investment power, acquired 1,600,000 Units at a price of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, the Company’s President acquired 600,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, a director of the Company acquired 50,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.   Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

11.	Loans Payable

The loans payable in the amount of $167,500 are unsecured, non-interest bearing and repayable on demand. The amount of $110,000 is due to an arms length party. On  February 27, 2009, the Company entered into an agreement to settle $62,500 of the $120,000 loan through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The balance of the loan payable to a shareholder is $57,500.

12.	Seasonality and Trend Information

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for the remainder of 2009 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

12.	Seasonality and Trend Information (cont’d)

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at August 31, 2009 and 2008 is summarized as follows:

	2009		2008
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$172,905	$172,905	$202,726	$202,726

Loans and receivables
Other receivables	$20,421	$20,421	$5,311	$5,311

Financial liabilities
Accounts payable	$152,984	$152,984	$71,672	$71,672
Income Taxes Payable	$10,215	$10,215	$-	$-
Loans payable	$167,500	$167,500	$230,000	$230,000

(a)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at August 31, 2009 that the Company deemed uncollectible.

(b)	Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(c)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors (cont’d)

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(d)	Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

(e)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(f)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2009		2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$61,819	$50,579	$321	$263
Net loss	$(323,241)	$(334,481)	$(50,485)	$(50,443)

(g)	Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Factors (cont’d)

(g)	Market Risk (cont’d)
The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

14.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

14.	Capital Management (cont’d)

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2009.

The Company is not subjected to any externally imposed capital requirements.

15.	Income Taxes

The Company has capital losses in the amount of approximately $195,852 (2008 - $195,852) which may be carried forward indefinitely to offset future capital gains, and non-capital losses in the amount of approximately $525,825 (2008 - $299,583) available for carry forward purposes.  The non-capital losses expire as follows:

2010	$40,846
2014	46,501
2015	47,434
2026	54,287
2027	43,465
2028	65,214
2029	228,078
$525,825

The Company has provided a full valuation allowance against future tax assets at August 31, 2009, due to uncertainties in the Company's ability to utilize its net operating losses.

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 25% to 29% (2008 and 2007 – 34.5%) for federal and provincial taxes is as follows:

	2009	2008	2007
Taxes at statutory rates	$(88,792)	$(17,427)	$(14,398)
Non-taxable items and others	47,326	-	(35)
Change in tax rate	-	-	-
Change in valuation allowance	41,466	17,427	14,433
	$-	$-	$-

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

15.	Income Taxes (cont’d)

The significant components of the Company's future tax asset are summarized as follows:

	2009	2008
Operating loss carry forwards	$149,197	$101,373
Share issue costs	5,792	-
Marketable securities	1,701	2,024
Capital losses carry forwards	28,399	33,784
Oil and gas interests	20,594	27,222
Cumulative eligible capital	1,685	1,499
	207,368	165,902
Valuation allowance	(207,368)	(165,902)
	$-	$-

16.	Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Oil and Gas Interest

In applying the full cost method under US GAAP (Regulation S-X Article 4-10), the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $179,443 for US GAAP and an impairment loss of $105,805 was recorded for Canadian GAAP.

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

	2009	2008
Total assets according to Canadian GAAP	$600,327	$208,486
Additional impairment of oil and gas interests	(73,638)	-
Total assets according to US GAAP	$526,689	$208,486

	2009	2008
Total shareholders’ equity (deficiency) according to Canadian GAAP	$265,994	$(93,186)
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(73,638)	-
Total shareholders’ equity (deficiency) according to US GAAP	$192,356	$(93,186)

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2009	2008	2007
Net loss, comprehensive loss according to Canadian GAAP	$328,861	$50,514	$39,945
Add: Additional impairment of oil and gas interests	73,638	-	-
Net loss, comprehensive loss according to US GAAP	$402,499	$50,514	$39,945
Loss per share, basic and diluted	$(0.023)	$(0.006)	$(0.006)
Shares used in the computation of loss per share	17,646,295	7,955,482	6,396,739

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No.48), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 did not have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The adoption of of SFAS No. 159 did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008.  The adoption of SFAS 160 is not expected to have a material impact on the company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The provisions of FAS 161 are only related to disclosure of derivative and hedging activities.  The adoption of SFAS 161 will not have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 is not expected to have a material effect on the Company’s financial statements.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 165, Subsequent Events (SFAS 165), addressing accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 did not have a material effect on the Company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

On June 12, 2009, the FASB issued FAS No. 166, which amends the de-recognition guidance in FAS No. 140. FAS No. 166 eliminates the concept of a QSPE (Qualified Special Purpose Entity) and eliminates the exception from applying FIN 46(r), Consolidation of Variable Interest Entities to QSPE’s. Additionally, this Statement clarifies that the objective of paragraph 9 of FAS 140 is to determine whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. This Statement modifies the financial-components approach used in Statement 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under this statement, when the transfer of financial assets are accounted for as a sale, the transferor must recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the transfer. This includes any retained beneficial interest. The implementation of this standard materially effects the securitization process in general, as it eliminates off-balance sheet transactions when an entity retains any interest in or control over assets transferred in this process. However, we do not believe the implementation of this standard will materially effect our reporting as we have no legacy QSPE’s and it is our intent to treat securitizations as financings. The effective date for FAS 166 is January 1, 2010. The adoption of SFAS No. 166 is not expected to have a material effect on the Company’s financial statements.

In conjunction with FAS No. 166, FASB issued FAS 167 which amends FASB Interpretation No. 46(R), (FIN 46(R)). This statement requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity (VIE) as the enterprise that has both: a) the power to direct the activities that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity which could potentially be significant to the VIE. With the removal of the QSPE exemption, established QSPE’s must be evaluated for consolidation under this statement. This statement requires enhanced disclosures to provide users of financial statements with more transparent information about and enterprises involvement in a VIE. Further, this statement also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Should we treat securitizations as sales in the future, we will analyze the transactions under the guidelines of FAS No, 167 for consolidation. The effective date for FAS 167 is January 1, 2010. The adoption of SFAS No. 167 is not expected to have a material effect on the Company’s financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification™ and “The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FASB 168”). FAS 168 identifies the sources of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 168 will be effective for financial statements that cover interim and annual periods ending after September 15, 2009.  The adoption of SFAS 168 is not expected to have a material effect on the company’s financial statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended August 31, 2009, 2008 and 2007

16.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In December 2008, the SEC published its final rule, (SAB 113) Modernization of Oil and Gas reporting requirements, to modernize and update oil and gas disclosure requirements and align them with current practice and change in technology.  The Final Rule is effective for registration statements filed on or after January 1, 2010 and for annual reports on Forms 10-K and 20-F for fiscal years ending on or December 31, 2009.  The company will be assessing the impact of this Final Rule on its financial reporting for fiscal 2010.

17.	Subsequent Events

On November 12, 2009 the Company’s wholly owned subsidiary 1406768 Ontario Inc., filed Articles of Amendment changing its name to Eagleford Energy Inc. Effective November 30, 2009, the Company amalgamated with its wholly owned subsidiary Eagleford Energy Inc., and upon the amalgamation the entity's new name is Eagleford Energy Inc. The Company has evaluated subsequent events through to December 28, 2009.

ITEM 2

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

1 King Street West
Suite 1505
Toronto, Ontario
M5H 1L6
Telephone: 416-364-4039
Facsimile: 416-364-8244

Management’s Discussion and Analysis
of Financial Condition and Operating Results

For the year ended
August 31, 2009

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The following  Management’s Discussion and Analysis of Financial Condition and Operating Results of Eagleford Energy Inc. (“Eagleford” or the “Company”) should be read in conjunction with the Company’s Audited  Consolidated Financial Statements and notes thereto for the year  ended August 31, 2009 and 2008 stated in Canadian dollars. The results herein have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This Management’s Discussion and Analysis is dated December 28, 2009 and has been approved by the Board of Directors of the Company.

The following Management’s Discussion and Analysis (“MD&A”) may contain forward-looking statements.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein.  Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.  All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. Information concerning reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements (see Risks and Uncertainties below).

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)     Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERVIEW

The Company’s audited consolidated financial statements for the year ended August 31, 2009 and 2008 include the accounts of the Company and its wholly owned subsidiaries 1354166 Alberta Ltd. and 1406768 Ontario Inc.  The Company’s business focus consists of acquiring and developing oil and gas interests.  The Company’s oil and gas interests consist of a 5.1975% interest in a natural gas unit and a 0.5% gross overriding royalty in a gas well located in Alberta, Canada. In addition, the Company holds a 0.3% net smelter return royalty on eight mining claims located in Red Lake Ontario which is carried on the Consolidated Balance Sheets at Nil.

2

OVERALL PERFORMANCE

Revenue for the year ended August 31, 2009 was up $55,907 to $56,199 compared to $292 for the same period in 2008 as a result of the acquisition of 1354166 Alberta Ltd.

For the year ended August 31, 2009 the Company’s cash position decreased by $29,821 to $172,905 compared to cash of $202,726 at August 31, 2008. At August 31, 2009 the Company’s other receivables were $20,421 representing an increase of $15,110 compared to $5,311 at August 31, 2008. For the year ended August 31, 2009 current liabilities increased by $29,027 to $330,699 compared to $301,672 at August 31, 2008. The Company has working capital deficiency of $137,372 at August 31, 2009 compared to a working capital deficiency of $93,634 at August 31, 2008.

On February 27, 2009, the Company acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 Alberta Ltd. the amount of $118,000 by cash payment. The results of operations from this acquisition are included effective February 27, 2009.

During the fiscal year ended August 31, 2009, the Company completed non-brokered private placements of 3,600,256 units at a purchase price of $0.05 per unit for net proceeds of $180,013. Each unit was comprised of one common share and one common share purchase warrant.

During the fiscal year ended August 31, 2009 the Company settled debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.

The Company’s past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and from the issuance of common shares.

RISK AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	volatility in market prices for oil and natural gas;
•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports;and
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;

3

•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

FINANCIAL INSTRUMENTS AND RISK FACTORS

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at August 31, 2009 and 2008 is summarized as follows:

	August 31, 2009		August 31, 2008
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$172,905	$172,905	$202,726	$202,726

Loans and receivables
Other receivables	$20,421	$20,421	$5,311	$5,311

Financial liabilities
Accounts payable	$152,984	$152,984	$71,672	$71,672
Income taxes payable	$10,215	$10,215	$-	$-
Loans payable	$167,500	$167,500	$230,000	$230,000

(a) Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable at August 31, 2009 that the Company deemed uncollectible.

(b) Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(c) Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

4

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(d) Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	The Company will not have sufficient funds to settle transaction on the due date;
•	The Company will be forced to sell financial assets at a value which is less than what they are worth; or
•	The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

(e) Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(f)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2009 and 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2009		2008
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$61,819	$50,579	$321	$263
Net loss	$(323,241)	$(334,481)	$(50,485)	$(50,443)

(g) Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these ricks to the extent we are able by:

•	utilizing competent, professional consultants as support teams to company staff.
•	performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•	focusing on a limited number of core properties.

5

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

The global financial crisis is expected to cause petroleum and natural gas prices to remain volatile for the near future. Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the three months ended August 31, 2009.

The Company is not subjected to any externally imposed capital requirements.

SELECTED ANNUAL INFORMATION

The following table reflects the summary of results for the years set out.

For the years ended August 31,	2009	2008	2007
Revenue	$56,199	$292	$637
Net loss and comprehensive loss for the year	$328,861	$50,514	$39,945
Loss per share basic and diluted	$0.019	$0.006	$0.006
Assets	$600,327	$208,486	$9,746

August 31, 2009-2008
For the year ended August 31, 2009 revenue increased substantially compared to revenue in the comparable period in 2008 as a result of the acquisition of 1354166 Alberta Ltd. The net loss for the year ended August 31, 2009 was $328,861 compared to a net loss of $50,514 in 2008. The increase in net loss and comprehensive loss for the year ended August 31, 2009 was primarily a result of the write-down of oil and gas interests of $105,805, an increase in professional fees of $80,162, an increase in transfer agent and registrar costs of $20,479, an increase management fees of $6,000 and increase in general and office of $4,897. In addition the Company incurred higher operating costs and depletion for the year ended August 31, 2009. For the year ended August 31, 2009 assets increased by $391,841 to $600,327 compared to assets of $208,486 for the same period in 2008. The increase in assets for the year ended August 31, 2008 was primarily attributed to acquisition of 1354166 Alberta Ltd.

6

August 31, 2008 – 2007
For the year ended August 31, 2008 revenue decreased compared to revenue in the comparable period in 2007 primarily a result of decreased natural gas sales volumes. The net loss for the year ended August 31, 2008 was $50,514 compared to a net loss of $39,945 in 2007. The increase in net loss and comprehensive loss for the year ended August 31, 2008 was primarily attributed to an increase in professional fees of $9,635 and an increase in transfer and registrar costs of $2,401. For the year ended August 31, 2008 assets increased by $198,740 to $208,486 compared to assets of $9,746 for the same period in 2007. The increase in assets for the year ended August 31, 2008 was primarily attributed to an increase in cash from the issuance of common shares.

RESULTS OF OPERATIONS

Historical	For the Years Ended
Production	August 31
	2009	2008	2007
Natural gas – mcf/d	45	-	-
Historical Prices
Natural Gas - $/mcf	$3.42	$9.23	$9.76
Royalties costs - $/mcf	$0.63	$-	$-
Production costs - $/mcf	$3.28	$-	$-
Net back - $/mcf	$(0.49)	$9.23	$9.76
Operations
Revenue	$56,199	$292	$637
Net loss and comprehensive loss for the year	$328,861	$50,514	$39,945
Loss per share	$0.019	$0.006	$0.006

Production Volume
 For the year ended August 31, 2009 average natural gas sales volumes increased to 45mcf/d compared to Nil mcf/d for the comparable period in 2008. The increase in average sales volumes was primarily attributed to the acquisition of 1354166 Alberta. Production volume for the year ended August 31, 2009 was 16,412 mcf compared to 32 mcf for the comparable period in 2008.

For the year ending August 31, 2008 average natural gas sales volumes remained consistent at Nil mcf/d compared to Nil mcf/d for the comparable period in 2007. Production volume for the year ended August 31, 2008 was 32 mcf compared to 65 mcf for the year ended August 31, 2007.

Commodity Prices
 For the year ended August 31, 2009 average natural gas prices received per mcf decreased 63% to $3.42 compared to $9.23 per mcf for the same period ending August 31, 2008. The decreased in average natural gas prices received was attributed to lower commodity prices for natural gas during the period.

For the year ending August 31, 2008 average natural gas prices received per mcf decreased 5% to $9.23 compared to $9.76 per mcf for the same period ending August 31, 2007.

Revenue
For the year ended August 31, 2009 revenue increased by $55,907 to $56,199 compared to $292 for the same period in 2008. The increase in revenue for the year ended August 31, 2009 was primarily attributed to an increase in production volume as a result of the acquisition of 1354166 Alberta. The results of operations from this acquisition are included effective February 27, 2009. Revenue from the Company’s Haynes property decreased by $202 during the current period compared to revenue of $292 in 2008.

Revenue decreased by 54% to $292 for the year ended August 31, 2008 compared to $637 for the same period in 2007. The decrease in revenue during the year ended August 31, 2008 was related to a decrease in natural gas sales volumes and decreased commodity prices received.

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Operating Costs
For the year ended August 31, 2009 operating costs were $83,187 compared to operating costs of NIL for the year ended August 31, 2008.  In the increase in operating costs for the year ended August 31, 2009 were primarily attributed to the increased operations from the acquisition of 1354166 Alberta Ltd.  Also, during the current period the company incurred higher repair and maintenance costs of $22,111 due to a rupture in a pipeline.

For the year ended August 31, 2008 operating costs were Nil consistent with operating costs for the year ended August 31, 2007.

Depletion
Depletion for the year ended August 31, 2009 increased by $26,614 to $26,638 compared to $24 for the same period in 2008. The increase in depletion for the year ended August 31, 2009 was attributed to increased production volume from the acquisition of 1354166 Alberta Ltd.

Depletion for the year ended August 31, 2008 was $24 compared to $96 for the year ended August 31, 2007. The decrease in depletion for year ending August 31, 2008 was a result of decreased sales volumes due to production declines.

Administrative Expenses
Administrative expenses for the year ended August 31, 2009 were $276,815 compared to $50,782 for the year ended August 31, 2008. The increase in expenses during fiscal 2009 were primarily attributed to a write down of oil and gas interests in the amount of $105,805, compared to $528 in the prior period in 2008, an increase in professional fees of $80,162 to $106,770 compared to $26,608 in 2008, an increase in transfer agent and registrar costs of $20,479 to 24,965 compared to $4,486 in 2008, an increase in management fees of $6,000 to $18,000 compared to $12,000 in the prior period and an increase in general and office costs of $4,897 to $5,150 compared to $253 for the year ended August 31, 2008. Higher administrative expenses during the fiscal 2009 were partially attributed to the Company becoming a reporting issuer with the United States Securities and Exchange Commission and increased operations resulting from the acquisition of 1354166 Alberta Ltd. In fiscal 2008 the Company recorded an expense recovery of $7,718 compared to NIL in the current fiscal year 2009.

Expenses for the year ended August 31, 2008 were $50,782 up 25% compared to $40,691 for the year ended August 31, 2007. The increase in administrative expenses for the year ended August 31, 2008 was primarily related to an increase in professional fees of $9,635 to $26,608 compared to $16,973 in the prior period in 2007, an increase in transfer and registrar costs of $2,401 to $4,486 compared to $2,085 in the prior period in 2007 and an increase in head office services of $741 to $14,625 compared to $13,884 in the prior period in 2007. These increases were partially offset by an expense recovery of $7,718 compared to $5,274 for the same period in 2007.  During the year ended August 31, 2008 the write down of oil and gas interests was $528 compared to $828 for the same period in 2007.

Interest
For the year ended August 31, 2009 interest income was $1,580 compared to NIL for the comparable period in 2008.

During the year ended August 31, 2008 the Company earned Nil in interest income compared to $205 in the comparable period in 2007.

Net loss and comprehensive loss for the period
 Net loss and comprehensive loss for year ended August 31, 2009 was $328,861 up 551% compared to a net loss of $50,514 for the prior period in 2008. The increase in net loss and comprehensive loss for the year ended August 31, 2009 was related to an increase in operating costs and depletion, increased administrative costs as well as a write-down of oil and gas interests.

Net loss and comprehensive loss for the year ended August 31, 2008 was $50,514 up 26% compared to a net loss of $39,945 for the prior period in 2007. The increase in net loss and comprehensive loss for the year ended August 31, 2008 was primarily attributed to higher administrative expenses including professional fees, head office costs, transfer and registrar costs and general and office costs.

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Net loss per share
The net loss per share for the year ended August 31, 2009 was $0.019 compared to a net loss per share of $0.006 for the same period in 2008.

The net loss per share for the year ended August 31, 2008 was $0.006 compared to a net loss per share of $0.006 for the same period in 2007.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2009	2009	2009	2008
For the quarter ending	August 31	May 31	February 28	November 30
Revenue	$23,078	$32,796	$260	$65
Net loss and comprehensive loss for the period	$(249,967)	$(62,554)	$(9,721)	$(6,619)
Loss per share	$(0.014)	$(0.005)	$(0.001)	$(0.001)

Revenue for the quarters for the May and August 2009  increased as a result of the acquisition of 1354166 Alberta Ltd. The increase in net loss and comprehensive loss for the quarter ending August 31, 2009 was primarily attributed to a write down of oil and gas interests, an increase in professional fees including year-end audit costs, transfer and registrar costs, office and general expenses, management fees and head office services, and costs associated with the evaluation of the Company’s reserves.

	2008	2008	2008	2007
For the quarter ending	August 31	May 31	February 29	November
Revenue	$50	$79	$92	$71
Net loss and comprehensive loss for the period	$(20,646)	$(7,064)	$(16,539)	$(6,265)
Loss per share	$(0.003)	$(0.001)	$(0.003)	$(0.001)

Revenue over the four quarters has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes. The increase in net loss and comprehensive loss for the quarter ending August 31, 2008 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of the Company’s reserves and a write down of oil and gas interests.

FOURTH QUARTER RESULTS

Production Volume
For the three months ending August 31, 2009 average natural gas sales volumes were 84 mcf/d compared to Nil mcf/d for the comparable period in 2008. Production volume for the three months ended August 31, 2009 was 7,728 mcf compared to 4 mcf for the comparable three month period in 2008 as a result of the acquisition of 1354166 Alberta Ltd.

Commodity Prices
For the three months ending August 31, 2009 average natural gas sales prices received per mcf decreased to $2.99 compared to $12.97 per mcf for the three month period ended August 31, 2008.

Revenue
Revenue increased to $23,078 for the three months ending August 31, 2009 compared to $50 for the three months ending August 31, 2008.

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Operating Costs
Operating costs increased to $51,876 for the three months ending August 31, 2009 compared to NIL for the three months ending August 31, 2008.

Depletion
Depletion for the three months ending August 31, 2009 was $18,374 compared to depletion of $6 for the three months ending August 31, 2008. The increase in depletion for the three months ending August 31, 2009 was a result of production volume increases from the acquisition of 1354166 Alberta Ltd.

Administrative Expenses
For the three months ending August 31, 2009 administrative expenditures were up $189,398 to $210,094 compared to $20,696 for the same period in 2008. The primary increase in administrative expenses for the three months ending August 31, 2009 relate to a write-down of oil and gas interests in the amount of $105,805 compared to $528 for the three month period in 2008, an increase in professional fees of $$50,645 to $66,507 compared to $15,862 in 2008 and an increase in transfer and registrar costs of $14,382 to $15,862 compared to $1,155 in the prior three month period in 2008.

Interest
For the three months ending August 31, 2009 interest income was $142 compared to interest income of nil during the comparable three month period in 2008.

Net loss and comprehensive loss for the period
Net loss and comprehensive loss for the three months ending August 31, 2009 was $249,967 up $229,321 compared to $20,646 for the prior period in 2008.

Loss per share
The loss per share for the three months ending August 31, 2009 was $0.014 compared to $0.002 for the same period in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2009 was $172,905 compared to cash of $202,726 at August 31, 2008. During the year ended August 31, 2009 the Company completed non-brokered private placements of 3,600,256 units at a purchase price of $0.05 per unit for gross proceeds of $180,013 and converted loans payable in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit. During the year ended August 31, 2009 the primary use of funds was related to general and administrative expenditures and a cash payment of $118,000 to note holders of 1354166 Alberta Ltd. following the closing of the acquisition. The Company’s working capital deficiency at August 31, 2009 is $137,372 compared to a working capital deficiency of $93,634 at August 31, 2008.

The Company’s past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares.

 If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

OUTLOOK AND CAPITAL REQUIREMENTS

The Company’s producing properties are fully developed and there are no further expected outlays or expenses projected to develop these properties at this time. Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves. The Company will be required to obtain external financing in order to participate in any additional opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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SEGMENTED INFORMATION

The Company’s only segment is oil and gas exploration and production.  All reportable segments are located in Canada.

SEASONALITY AND TREND INFORMATION

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The current global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused significant volatility to commodity prices. Petroleum prices are expected to remain volatile for the remainder of 2009 as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar although the Canadian dollar has recently decreased from such levels.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unitholders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

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RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	2009	2008	2007
Management fees to the President and Director of the Company	$18,000	$12,000	$12,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	2009	2008	2007
Management fees to the President and Director of the Company	$14,700	$6,000	$82,000

Beginning May 1, 2009 the Company increased the management fee from $1,000 to $2,500 per month to the President of the Company.

On February 5, 2009, a corporation in which the Company’s President has voting and investment power, acquired 1,600,000 Units at a price of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, the Company’s President acquired 600,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, a director of the Company acquired 50,000 Units at a price of $0.05 per Unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 27, 2009, Eagleford acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.   Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern
These audited consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

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The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2009, the Company had working capital deficiency of $137,372 and an accumulated deficit of $1,028,526. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The consolidated financial statements of Eagleford Energy Inc. have been prepared in accordance with accounting principles generally accepted in Canada.  The preparation of our consolidated financial statements in accordance with US GAAP have resulted in differences to the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit from the consolidated financial statements prepared using Canadian GAAP (see Reconciliation to Accounting Principles Generally Accepted in the United States below).

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford Energy Inc. , the legal parent, together with its wholly-owned subsidiaries, 1406768 Ontario Ltd. and 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at August 31, 2009 was $1 (2008 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

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Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At August 31, 2009 the Company recorded an impairment of $105,805 (2008 - $528).

Foreign currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year. Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

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Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period

CHANGE IN ACCOUNTING POLICY AND FUTURE ACCOUNTING CHANGES

(a)	Accounting Changes

During 2007, the Company adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

(b) Comprehensive Income (Loss) and Deficit

During 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

(c) Financial Instruments

During 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in the Company’s Consolidated Balance Sheets and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on the Company’s consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section.  The Company has designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

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(d) Hedges

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(e) Financial Instruments – Disclosures and Presentation

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

(f) Capital Disclosures

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences.

(g) Inventories

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

This new standard did not have an impact on the Company’s financial statements.

(h) Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

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The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on the Company’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Oil and Gas Interests

In applying the full cost method under US GAAP (Regulation S-X Article 4-10), the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues from proved reserves at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $179,443 for US GAAP and an impairment loss of $105,805 was recorded for Canadian GAAP.

If US GAAP was followed, the effect on the consolidated balance sheet would be as follows:

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	2009	2008
Total assets according to Canadian GAAP	$600,327	$208,486
Additional impairment of oil and gas interests	(73,638)	-
Total assets according to US GAAP	$526,689	$208,486

	2009	2008
Total shareholders’ equity (deficiency) according to Canadian GAAP	$265,994	$(93,186)
Deficit adjustment per US GAAP
Additional impairment of oil and gas interests	(73,638)	-
Total shareholders’ equity (deficiency) according to US GAAP	$192,356	$(93,186)

If US GAAP was followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2009	2008	2007
Net loss, comprehensive loss according to Canadian GAAP	$328,861	$50,514	$39,945
Add: Additional impairment of oil and gas interests	73,638	-	-
Net loss, comprehensive loss according to US GAAP	$402,499	$50,514	$39,945
Loss per share, basic and diluted	$(0.023)	$(0.006)	$(0.006)
Shares used in the computation of loss per share	17,646,295	7,955,482	6,396,739

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No.48), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

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In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 did not have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The adoption of SFAS No. 159 did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on the company’s financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The provisions of FAS 161 are only related to disclosure of derivative and hedging activities.  The adoption of SFAS 161 will not have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

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In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 163 is not expected to have a material effect on the Company’s financial statements.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 165, Subsequent Events (SFAS 165), addressing accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 did not have a material effect on the Company’s financial statements.

On June 12, 2009, the FASB issued FAS No. 166, which amends the de-recognition guidance in FAS No. 140. FAS No. 166 eliminates the concept of a QSPE (Qualified Special Purpose Entity) and eliminates the exception from applying FIN 46(r), Consolidation of Variable Interest Entities to QSPE’s. Additionally, this Statement clarifies that the objective of paragraph 9 of FAS 140 is to determine whether a transferor has surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer. This Statement modifies the financial-components approach used in Statement 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. It defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Under this statement, when the transfer of financial assets are accounted for as a sale, the transferor must recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the transfer. This includes any retained beneficial interest. The implementation of this standard materially effects the securitization process in general, as it eliminates off-balance sheet transactions when an entity retains any interest in or control over assets transferred in this process. However, we do not believe the implementation of this standard will materially effect our reporting as we have no legacy QSPE’s and it is our intent to treat securitizations as financings. The effective date for FAS 166 is January 1, 2010. The adoption of SFAS No. 166 is not expected to have a material effect on the Company’s financial statements.

In conjunction with FAS No. 166, FASB issued FAS 167 which amends FASB Interpretation No. 46(R), (FIN 46(R)). This statement requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity (VIE) as the enterprise that has both: a) the power to direct the activities that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity or the right to receive benefits from the entity which could potentially be significant to the VIE. With the removal of the QSPE exemption, established QSPE’s must be evaluated for consolidation under this statement. This statement requires enhanced disclosures to provide users of financial statements with more transparent information about and enterprises involvement in a VIE. Further, this statement also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE. Should we treat securitizations as sales in the future, we will analyze the transactions under the guidelines of FAS No, 167 for consolidation. The effective date for FAS 167 is January 1, 2010. The adoption of SFAS No. 167 is not expected to have a material effect on the Company’s financial statements.

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In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification™ and “The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“FASB 168”). FAS 168 identifies the sources of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 168 will be effective for financial statements that cover interim and annual periods ending after September 15, 2009. We do not expect the adoption of FAS 168 to have an impact on our financial statements.

In December 2008, the SEC published its final rule, (SAB 113) Modernization of Oil and Gas reporting requirements, to modernize and update oil and gas disclosure requirements and align them with current practice and change in technology.  The Final Rule is effective for registration statements filed on or after January 1, 2010 and for annual reports on Forms 10-K and 20-F for fiscal years ending on or December 31, 2009.  The company will be assessing the impact of this Final Rule on its financial reporting for fiscal 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls are procedures designed to ensure that information is recorded, processed, summarized and communicated to the Company’s management including the Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) to allow timely decisions regarding required disclosure.

The Company’s management including the CEO and acting CFO does not expect that the Company’s disclosure controls will prevent or detect all errors and all fraud.  Due to inherent limitations in all control systems, an evaluation of controls can only provide reasonable, not absolute, assurance that all control issues and instances of error or fraud, if any, within the Company have been detected.

The CEO and acting CFO have concluded that, subject to the inherent limitations noted above, the Company’s Disclosure Controls are effective in ensuring that material information relating to the Company is known to management on a timely basis and is included as appropriate in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of the Company’s consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”). At this time the Company is not required to test the effectiveness of internal control over financial reporting and such testing has not been performed.

The CEO and acting CFO have performed procedures they believe in their personal judgment are appropriate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with GAAP.  Management including the CEO and acting CFO considers the size and the nature of the Company’s operations and exercises judgment in designing appropriate and cost-effective controls for the detection and prevention of material errors in the consolidated financial statements or occurrence of fraud with a potential material impact on the reliability of the consolidated financial statements. Due to inherent limitations, the Company’s system of internal control over financial reporting does not guarantee that a material misstatement in the consolidated financial statements or occurrence of fraud would be prevented or detected in a timely manner.

The Company believes that its internal controls over financial reporting and consistent with other companies of its size and that any material weaknesses may be mitigated by several factors including:

a)	The Company has a Disclosure Policy, a Code of Ethics, and a Reporting of Inappropriate Activity Policy;
b)	Management reviews most transactions of the Company and prepares the consolidated financial statements;
c)	Management signs all of the Company’s cheques;
d)	The Company does not have operations in multiple locations; and

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e)	The small size of the Company affords management reasonably detailed knowledge and oversight of the Company’s operations.

Management does not believe that there have been any changes in the Company’s internal controls over financial reporting during the period ended August 31, 2009 which have or are likely to have a material effect on the Company’s internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS IMPLEMENTATION PLAN

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises. Therefore the Company will be required to report its results in accordance with IFRS starting in 2011, with comparative IFRS information for the 2010 fiscal year.

The Company is undertaking a preliminary diagnostic and will develop an IFRS conversion implementation plan, which will include a detailed assessment of the impact of the conversion on the financial statements and related disclosures throughout 2009.  The plan will also consider the impact of the conversion of the Company’s internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurement.

The Company is analyzing the significant IFRS-GAAP differences with respect to the Company’s financial statements and disclosures however, at this time the impact on our future financial position and results of operations is not reasonably determinable. The Company will quantify the potential effect of these differences as part of the conversion implementation plan.

OTHER MD&A REQUIREMENTS

(a)           Additional Information

Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

 (b)           Share Capital as at August 31, 2009 and the date of this MD&A

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Issued:
Common Shares	Number	Amount
Balance at August 31, 2007	6,396,739	$166,291
April 14, 2008, private placement (note a)	2,575,000	151,313
April 14, 2008 debt conversion (note b)	1,500,000	150,000
Balance at August 31, 2008	10,471,739	$467,604
February 5, 2009 private placement (note c)	2,600,000	67,600
February 25, 2009 private placement (note d)	1,000,256	26,007
February 27, 2009 acquisition (note e)	8,910,564	231,675
February 27, 2009 debt settlement (note f)	1,250,000	32,500
Balance at August 31, 2009	24,232,559	$825,386

(a)
On April 14, 2008 the Company completed a non-brokered private placement of 2,575,000 units at a purchase price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until April 14, 2011, to purchase one common share at a purchase price of $0.20 per share.

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(b)	On April 14, 2008 the Company entered into agreements to convert debt in the amount of $150,000 through the issuance of 1,500,000 shares at an attributed value of $0.10 per share.

(c)
On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

(d)
On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

(e)
On February 27, 2009, Eagleford acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.

(f)
On February 27, 2009, the Company entered into an agreement with a non-related party, to settle debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Warrants	Number	Exercise Price	Expiry Date	Amount
Balance at August 31, 2007	Nil	Nil	Nil
April 14, 2008, private placement (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
February 5, 2009 private placement (note c)	2,600,000	$0.07	February 5, 2014	62,400
February 25, 2009 private placement (note d)	1,000,256	$0.07	February 25, 2014	24,006
February 27, 2009 acquisition (note e)	8,910,564	$0.07	February 27, 2014	213,853
February 27, 2009 debt settlement (note f)	1,250,000	$0.07	February 27, 2014	30,000
Balance at August 31, 2009	16,335,820			$431,134

The fair value of the warrants issued during the year ended August 31, 2009 and 2008 were estimated using the Black-Scholes pricing model, using the following assumptions:

	2009	2008
Fair value per warrant	$0.05	$0.06
Risk-free interest rate	3%	3%
Expected volatility	170%	129%
Expected life (years)	4	3

Weighted Average Shares Outstanding	2009	2008	2007
Weighted average shares outstanding, basic	17,646,295	7,955,482	6,396,739
Dilutive effect of warrants	9,749,557	1,009,467	-
Weighted average shares outstanding, diluted	27,395,852	8,964,949	6,396,739

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

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Stock Option Plan
The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares. To date, no options have been issued.

Contributed Surplus
As part of the April 14, 2008 debt conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

Subsequent Events
On November 12, 2009 the Company’s wholly owned subsidiary 1406768 Ontario Inc., filed Articles of Amendment changing its name to Eagleford Energy Inc. Effective November 30, 2009, the Company amalgamated with its wholly owned subsidiary Eagleford Energy Inc., and upon the amalgamation the entity's new name is Eagleford Energy Inc. The Company has evaluated subsequent events through to December 28, 2009.

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